SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – RI 06/15

Copel Distribuição’s captive market grows by 1.7% in the first quarter

                This report analyzes the performance of Copel's electricity market between January and March 2015 and all comparisons refer to the same period in 2014.

Copel Distribuição

Captive Market

Copel Distribuição’s electricity sales to the captive market totaled 6,288 GWh in 1Q15, 1.7% up on 1Q14. The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Mar/15	Mar/14	Var. %	1Q15	1Q14	Var. %
Residential	3,462,231	3,354,777	3.2	1,897	1,923	(1.4)
Industrial	91,026	92,978	(2.1)	1,652	1,585	4.2
Commercial	371,123	342,723	8.3	1,498	1,447	3.5
Rural	372,203	373,136	(0.3)	651	639	1.9
Other	56,553	56,297	0.5	590	590	-
Captive Market	4,353,136	4,219,911	3.2	6,288	6,184	1.7

The residential segment consumed 1,897 GWh in 1Q15, 1.4% down, chiefly due to the decline in average consumption, from 191.7 kWh/month in 1Q14 to 183.2 kWh/month, in turn a result of above-average temperatures in the beginning of 2014. At the end of March 2015, this segment accounted for 30.2% of Copel’s captive market, totaling 3,462,231 residential customers.

Consumption from the industrial segment grew by 4.2% to 1,652 GWh, due to the return to the captive market of free customers in the food and pulp and paper segments, in addition to the expansion of industrial production in the last segment. At the end of the period, this segment represented 26.3% of Copel’s captive market, with the Company supplying power to 91,026 industrial customers.

The commercial segment consumed 1,498 GWh between January and March 2015, 3.5% up year on year, due to the 8.3% increase in the number of clients, partially offset by lower average consumption, as a result of lower temperatures at the beginning of 2015. At the end of March, this segment represented 23.8% of Copel’s captive market, with the Company supplying power to 371,123 commercial customers.

The rural segment consumed 651 GWh, growing by 1.9%, mainly due to the sustained excellent performance of agribusiness in the State of Paraná. At the end of March, this segment represented 10.4% of Copel’s captive market, with the Company supplying power to 372,203 rural customers.

.

* Amounts subject to rounding adjustments

Notice to the Market – RI 06/15

Consumption from other segments (public agencies, public lighting, public services and own consumption) remained flat year on year at 590 GWh. These segments jointly accounted for 9.3% of Copel’s captive market, totaling 56,553 customers at the end of the period.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 0.8% in 1Q15, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar/15	Mar/14	Var. %	1Q15	1Q14	Var. %
Captive Market	4,353,136	4,219,911	3.2	6,288	6,184	1.7
Concessionaries and Licensees	4	4	-	187	168	11.3
Free Customers ¹	127	131	(3.1)	1,030	1,095	(5.9)
Grid Market	4,353,267	4,220,046	3.2	7,505	7,447	0.8
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales to Final Customers

Copel’s electricity sales to final customers, composed of Copel Distribuição's sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 0.8% in the first three months of 2015.

The table below shows electricity sales by consumption segment:

				Energy Sold (GWh)
	Segment	Market
			1Q15	1Q14	Var. %
Residential			1,897	1,923	(1.4)
		Total	2,649	2,629	0.7
Industrial		Captive	1,652	1,585	4.2
		Free	997	1,044	(4.6)
		Total	1,501	1,450	3.6
Commercial
		Captive	1,498	1,447	3.6
		Total	3	3	-
Rural			651	639	1.8
Other			589	590	-
Energy Supply			7,288	7,231	0.8

* Amounts subject to rounding adjustments

Notice to the Market – RI 06/15

Total Energy Sold

Copel’s total energy sales, composed of the sales of Copel Distribuição and Copel Geração e Transmissão in all the markets, came to 11,919 GWh in the first quarter of 2015, 6.1% up on the same period last year. Copel Geração e Transmissão's sales reached 5,461 GWh until March, 11.8% up on the same period in 2014, due to the strategy of allocating energy to the short-term market in 2015.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar/15	Mar/14	Var. %	1Q15	1Q14	Var. %
Copel DIS
Captive Market	4,353,136	4,219,911	3.2	6,288	6,184	1.7
Concessionaries and Licensees	4	4	-	170	168	11.3
Total Copel DIS	4,353,140	4,219,915	3.2	6,458	6,352	1.7
Copel GeT
CCEAR (Copel DIS)	1	1	-	60	103	(41.4)
CCEAR (other concessionaries)	39	39	-	1,183	1,240	(4.6)
Free Customers	27	28	(3.6)	999	1,047	(4.5)
Bilateral Agreements ¹	25	33	(24.2)	1,697	1,993	(14.9)
CCEE (MCP) ²	0	-	-	1,522	501	203.6
Total Copel GeT	92	101	(8.9)	5,461	4,884	11.8
Total Copel Consolidated	4,353,232	4,220,016	3.2	11,919	11,236	6.1
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market.

Araucária Thermal Power Plant

In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 963 GWh between January and March 2015. All the energy generated by the plant is sold in the short-term market.

			GWh
TPP Araucária - UEGA	1Q15	1Q14[1]	Var.%
Own Generation²	963	657	46.5
Font: ONS
¹ Since February 1, 2014, the Araucária TPP became operated by UEGA, a Copel subsidiary, which retains 80% of its capital (the remaining
20% is held by Petrobras).
² Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

Curitiba, April 30, 2015.

Luiz Eduardo da Vega Sebastiani

Chief Financial and Investor Relations Officer

* Amounts subject to rounding adjustments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.